UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                              Party City Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0007021451
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0007021451                                       Page 2 of 7


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF PERSON
     Craig Enterprises, Inc.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               5    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               6    SHARED VOTING POWER
BENEFICIALLY        1,107,000

  OWNED BY
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               8    SHARED DISPOSITIVE POWER
    WITH            1,107,000


________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,107,000


________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [ ]

________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.7%


________________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instuctions)
     CO


________________________________________________________________________________

CUSIP No. 0007021451                                       Page 3 of 7


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF PERSON
     Sidney Craig


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               5    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               6    SHARED VOTING POWER
BENEFICIALLY        1,219,202

  OWNED BY
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               8    SHARED DISPOSITIVE POWER
    WITH            1,219,202


________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,219,202


________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [ ]

________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.4%


________________________________________________________________________________
12   TYPE OF REPORTING PERSON  (See Instructions)
     IN


________________________________________________________________________________

CUSIP No. 000702151                                       Page 4 of 7


________________________________________________________________________________
1    NAME OF REPORTING PERSON                    S.S. or I.R.S. IDENTIFICATION
                                                 NO. OF PERSON
     Jenny Craig


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               5    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               6    SHARED VOTING POWER
BENEFICIALLY        1,219,202

  OWNED BY
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               8   SHARED DISPOSITIVE POWER
    WITH            1,219,202


________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,219,202


________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                      [ ]

________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.4%


________________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)
     IN


________________________________________________________________________________

Item 1.

         (a)      Party City Corporation

         (b)      400 Commons Way, Rockaway, New Jersey 07866


Item 2.

         (a)      Craig Enterprises, Inc.; Sidney Craig; Jenny Craig

         (b) Craig Enterprises, Inc., 16092 San Dieguito, P.O. Box 675532, Rancho Santa Fe, CA 92067
                  Sidney Craig, 16092 San Dieguito, P.O. Box 675532,
                  Rancho Santa Fe, CA 92067
                  Jenny Craig, 16092 San Dieguito, P.O. Box 675532,
                  Rancho Santa Fe, CA 92067

         (c) See respective cover sheets for the citizenship of persons filing this Schedule 13G.

         (d)      Common Stock

         (e)      0007021451


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      |_|      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      |_|      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

         (c)      |_|      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      |_|      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      |_|      An investment advisor in accordance with Section
                           240.13d-1(b)(1)(ii)(E).

         (f)      |_|      An employee benefit plan, or endowment fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F)

         (g)      |_|      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h)      |_|      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      |_|      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3)

         (j)      |_|      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

     Craig Enterprises, Inc. ("CEI") owns directly 1,107,000 shares of Common Stock, $.01 par value per share, of the Issuer ("Common Stock") representing 6.7% of the outstanding Common Stock. Sidney Craig and Jenny Craig, who are husband and wife, own in the aggregate 100% of the outstanding Common Stock of CEI. Sidney Craig and Jenny Craig own directly 112,802 shares of Common Stock of the Issuer. The 1,219,202 shares of Common Stock of the Issuer beneficially owned by Sidney and Jenny Craig represent 7.4% of the outstanding Common Stock of the Issuer. For information with respect to the number of shares of Common Stock of the Issuer beneficially owned by the persons filing this Schedule 13G, and percent of class and sole or shared voting power with respect to such shares, see the respective cover sheets included herein with respect to each of the persons filing this Schedule 13G.


Item 5.           Not applicable.


Item 6.           Not applicable.


Item 7.           Not applicable.


Item 8.           Not applicable.


Item 9.           Not applicable.


Item 10.          Not applicable.

     An agreement and a Power of Attorney among the persons filing this Schedule 13G with respect to such filing were attached to the Schedule 13G filed by such persons on February 11, 1997. Such agreement and Power of Attorney are hereby incorporated by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             August 6, 2003
                                             ------------------------
                                                       Date


                                             CRAIG ENTERPRISES, INC.


                                             By: /s/ Sidney Craig
                                                ----------------------------
                                                   Sidney Craig, President


                                             /s/ Sidney Craig
                                             -------------------------------
                                             SIDNEY CRAIG


                                             /s/ Jenny Craig
                                             -------------------------------
                                             JENNY CRAIG